
October 30, 2018

Martin Ward
Chief Executive Officer
One Horizon Group, Inc.
34 South Molton Street
London W1K 5RG
United Kingdom

      Re: One Horizon Group, Inc.
           Registration Statement on Form S-3
           Filed October 24, 2018
           File No. 333-227971

Dear Mr. Ward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications